Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

CIBT Education Group Inc. (the "Company")
777 West Broadway, Suite 1200
Vancouver, BC, V5Z 4J7

Item 2.  Date of Material Change

September 20, 2010

Item 3.  News Release

A news release dated May 6, 2010 was disseminated through Canada Newswire

Item 4.  Summary of Material Change

The Company has withdrawn its registration statement on Form F-1 filed with the United States Securities and Exchange Commission (the “SEC”).

Item 5.1  Full Description of Material Change

The Company has withdrawn its registration statement on Form F-1 filed with the SEC as a result of current market conditions. The withdrawal becomes effective on the date of filing subject to any comments from the SEC within 15 days after filing.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6.  Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9.  Date of Report

September 20, 2010.